MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS

Consolidated net income of $471,500 or $1.02 per share in 2000 increased 7.7 percent from $438,000 or $0.95 per share in 1999. Four of the Company's operating segments produced earnings increases in 2000 over the previous year.

OPERATING REVENUE

Utility operating revenue increased $220,700 to $16,496,800 in 2000 due largely to an 8 percent increase in deliveries to non-contract customers. However, capacity assignment revenue decreased 28 percent to $92,800. This decrease was expected in this very competitive market.

Unregulated revenue increased from $6,692,200 to $7,807,000 in 2000. All four of the Company's unregulated operating segments increased revenue in 2000. Revenue by operating segment can be found in Note 3 to the financial statements.

UTILITY OPERATING EXPENSE

Purchased gas expense increased $114,800 to $9,574,400 due primarily to a loss on the

Company's lost and unaccounted for gas mechanism. This mechanism caused the Company to experience a loss of $121,000 in 2000 compared to $61,000 the previous year.

Other operating and maintenance expense increased 5.8 percent reflecting necessary improvements and maintenance to the Company's pipeline facilities, increased professional fees incurred and general inflationary pressure on costs. Taxes other than federal income taxes decreased 4 percent due to another reduction in the New York State gross receipts tax rate. Depreciation expense increased slightly due to additional investment in plant.

OPERATING SEGMENTS

A description of the Company's six operating segments can be found in Note 3 to the financial statements, which also contains the results by segment for fiscal year 2000 and 1999.

The Gas Corporation experienced a reduction in net income from $219,700 in 1999 to $85,700 in 2000. Contributing to the reduction were the losses incurred on lost and unaccounted for gas and the decline in capacity assignment revenues discussed above. Additionally, increased interest costs were incurred as the result of increased borrowings under line of credit agreements.

The Appliance Company increased net income from $179,600 in 1999 to $255,800 in 2000. The improvement was the result of a $196,000 increase in merchandise revenue driven by a 20 percent increase in central heating and fireplace sales.

Tax Center International increased net income 12 percent to $84,900 in 2000. The earnings boost was the result of a 32 percent increase in revenues, from $274,900 in 1999 to $364,200 in 2000.

Corning Realty experienced a loss of $33,400 in 2000. However, this is an improvement on a $77,300 loss in 1999 as the result of the implementation of some cost control measures. This cost control effort continues, in an attempt to improve this segment's contribution to consolidated earnings.

The Foodmart Plaza experienced an improvement to earnings from $40,500 in 1999 to $100,100 in 2000. The primary reason for the increase, however, was a one-time buy out of a lease by a tenant who vacated the property. Negotiations are continuing with a probable tenant for the vacated space.

Corning Mortgage Company is a new segment in the mortgage banking business. The Company experienced a loss of $21,500 in 2000 as start up expenses were incurred without any revenue yet. License approval was received in November from the New York State Banking Authority so that loan processing may begin.

A detailed discussion of the operating segments can be found in the President's letter to shareholders at the beginning of this report.

LIQUIDITY AND CAPITAL RESOURCES

The Company financed its 2000 capital additions of $695,000 through a combination of internally generated funds and short-term borrowing. The Company experienced a significant increase in short term debt due to the need to fund storage gas and a under-collection of gas costs.

The Company has $7,500,000 available through lines of credit at local banks, the terms of which are disclosed in Note 6 to the consolidated financial statements. It is expected that current capital resources will be sufficient for planned operations for 2001.

REGULATORY MATTERS

On February 24, 2000 the Company filed a request with the New York State Public Service Commission to increase rates in the amount of $384,000. A discussion appears in the Rates & Regulation section of this report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements which, to the extent they are not recitations of historical facts, constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). In this respect, the words "estimate", "project", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the Company's business and financial results could cause actual results to differ materially from those stated in the forward-looking statements.